

ANGLO AMERICAN



05008086

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Linda Norris
Company Secretarial Assistant

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8753
e-mail lnorris@angloamerican.co.uk

4 May, 2005

SUPPL



SEC MAIL PROCESSING
RECEIVED
MAY 10 2005
WASH, D.C.
179
SECTION

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Directors' Interests dated 4 May 2005 (DRIP).

Yours faithfully
For and on behalf of Anglo American plc

pp Linda Norris
Company Secretarial Assistant
Enc - 5 copies

PROCESSED
MAY 18 2005
THOMSON
FINANCIAL

ANGLO AMERICAN PLC (the "Company")

DIRECTORS' INTERESTS

On 3 May 2005, the Company was notified that, in terms of the Company's Dividend Reinvestment Plan, the following directors had acquired shares on 29 April 2005.

Name of Director	Number of Ordinary Shares of US$0.50 each
Dr C E Fay	134 at £11.56775 per share
N Oppenheimer	2 at R134.5621 per share
A J Trahar	1 at R134.5621 per share

G A Wilkinson
Deputy Secretary
4 May 2005

ANGLO AMERICAN PLC (the "Company")

DIRECTORS' INTERESTS

On 3 May 2005, the Company was notified that, in terms of the Company's Dividend Reinvestment Plan, the following directors had acquired shares on 29 April 2005.

Name of Director	Number of Ordinary Shares of US$0.50 each
Dr C E Fay	134 at £11.56775 per share
N Oppenheimer	2 at R134.5621 per share
A J Trahar	1 at R134.5621 per share

G A Wilkinson
Deputy Secretary
4 May 2005

ANGLO AMERICAN PLC (the "Company")

DIRECTORS' INTERESTS

On 3 May 2005, the Company was notified that, in terms of the Company's Dividend Reinvestment Plan, the following directors had acquired shares on 29 April 2005.

Name of Director	Number of Ordinary Shares of US$0.50 each
Dr C E Fay	134 at £11.56775 per share
N Oppenheimer	2 at R134.5621 per share
A J Trahar	1 at R134.5621 per share

G A Wilkinson
Deputy Secretary
4 May 2005

ANGLO AMERICAN PLC (the "Company")

DIRECTORS' INTERESTS

On 3 May 2005, the Company was notified that, in terms of the Company's Dividend Reinvestment Plan, the following directors had acquired shares on 29 April 2005.

Name of Director	Number of Ordinary Shares of US$0.50 each
Dr C E Fay	134 at £11.56775 per share
N Oppenheimer	2 at R134.5621 per share
A J Trahar	1 at R134.5621 per share

G A Wilkinson
Deputy Secretary
4 May 2005

ANGLO AMERICAN PLC (the "Company")

DIRECTORS' INTERESTS

On 3 May 2005, the Company was notified that, in terms of the Company's Dividend Reinvestment Plan, the following directors had acquired shares on 29 April 2005.

Name of Director	Number of Ordinary Shares of US$0.50 each
Dr C E Fay	134 at £11.56775 per share
N Oppenheimer	2 at R134.5621 per share
A J Trahar	1 at R134.5621 per share

G A Wilkinson
Deputy Secretary
4 May 2005